Exhibit 99.2

High-Trend International Group Announces the Completion of a $4,452,999 Private Placement of Ordinary Shares to Its Co-Founder, Mr. Dong Zhang At a Price of $2.62 Per Share with a Three-year Lock-up

SINGAPORE, March 11, 2025 / PRNewswire — High-Trend International Group (NASDAQ: HTCO) (the “Company”), an international shipping company, today announced that Mr. Dong Zhang, a co-founder of the Company, has reaffirmed his commitment to the Company’s long-term growth through a substantial equity investment. Mr. Zhang, acting through his company, Speed Wealthy Ltd., has entered into a securities purchase agreement to acquire 1,699,618 Class A ordinary shares of High-Trend at a price of US$4,452,999, or $2.62 per share, the average closing price of the Company’s ordinary shares over the ten (10) consecutive trading days ending on March 7, 2025.

This transaction underscores Mr. Zhang’s unwavering confidence in the Company’s strategic direction, operational resilience, and future value creation potential. Under the terms of the agreement, the acquired shares will be subject to a 36-month lock-up period, during which they cannot be sold, transferred, or otherwise disposed of. The Company intends to use the proceeds from this financing for general working capital purposes. The transaction was unanimously approved by the Company’s Board of Directors.

“This investment reflects the profound belief of High-Trend key shareholder on our company’s vision,” said Mr. Shixuan He, CEO of the Company “As a co-founder of the Company, Mr. Zhang remain deeply invested in the Company’s success and confident that our strategic initiatives will continue to drive value for all stakeholders.”

About High-Trend International Group

High-Trend is an international shipping company.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2023. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

High-Trend International Group

#06-17 PAYA LEBAR SQUARE

60 PAYA LEBAR ROAD

SINGAPORE 409051

Attention: Tracy Xia

Email: tracyxia@htcoint.com